ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 www.orrick.com

November 17, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk, Senior Special Counsel

Re:	Gilat Satellite Networks Ltd.
Schedule TO-T filed October 24, 2014
File No. 5-49455

Ladies and Gentlemen:

We are submitting this letter on behalf of our clients, FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (collectively, the “Funds”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 10, 2014, relating to the Schedule TO filed by the Funds with the Commission on October 24, 2014 (the “Schedule TO”).

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Schedule TO –Exhibit (a)(1)(A) - Offer to Purchase

General

1.           As you know, you have submitted a request for exemptive and no-action relief from certain U.S. tender offer rules in connection with this offer. We are continuing to consider your request, as revised and may have additional comments on your filing, depending on the disposition of your exemptive and no-action request. Please confirm your understanding in your response letter.

The Funds confirm their understanding that the Staff is continuing to consider the Funds’ request, as revised, submitted to the Commission for exemptive relief from certain U.S. tender offer rules in connection with the Funds’ offer to purchase 5,166,348  ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”) and  that the Staff may have additional comments to the Schedule TO, depending on the disposition of the Funds’ exemptive request.

November 17, 2014

2.           You have omitted financial and pro forma financial information for the Bidder because each member of the Bidder Group believes that such financial statements are not material in the context of this offer. However, we note that you are outside the purview of Instruction 2 to Item 10 of Schedule TO which articulates when financial statement are not material because this is a partial offer by a non-reporting company. In addition, the offer is for 12.1% of Gilat’s outstanding ordinary shares. After the offer, the Bidder Group will own 35.1% of Gilat. Under these circumstances, we believe that bidder financial statements and pro formas may be material. Please include the disclosure required by Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, or provide your analysis as to why such disclosure is not material here.

Item 10 of Schedule TO (“Item 10”) requires that financial statements and pro forma financial information be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer only if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. Although the offer does not satisfy the criteria for the safe harbor contained in Instruction 2 to Item 10, the Funds respectfully submit that the financial information for the bidders is not material to a shareholder’s decision whether to sell, tender or hold its securities that are the subject of the offer.

Instruction 2 to Item 10 of Schedule TO sets forth a safe harbor for when financial statements are not considered material, but does not state that financial statements must be disclosed in all cases other than those covered by Instruction 2.  Rather, Instruction 1 provides that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.”  In the Regulation M-A adopting release (Release No. 33-7760; 34-42055; Oct. 22, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.  Moreover, Section G.2(a) of the Adopting Release states that “security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.”

November 17, 2014

The Funds submit that financial and pro forma financial information of the Bidder Group are not material to a security holder’s decision to tender because the aggregate purchase price for the ordinary shares in the tender offer will be paid in cash, and, pursuant to Israeli tender offer rules and regulations (as confirmed by our client's Israeli counsel), the aggregate purchase price is guaranteed by the Israeli depository (Bank of Jerusalem Ltd.), which, in turn, required the Bidder Group to deposit the entire amount in escrow as security for such guarantee.  The tender offer is not subject to any financing condition, and holders tendering shares in the tender offer are not exposed to any risk that the purchase price will not be paid.

The Adopting Release also stated that “Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target.  In the latter case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.”

The purpose of this tender offer is not for the Funds to obtain control of Gilat, but rather to increase the Funds’ long-term investment in Gilat.  In the tender offer, the Funds are seeking to increase beneficial ownership of the Gilat from 23% to 35%.  The Funds respectfully submit that this incremental increase of ownership will not materially change the Bidder’s ability to “influence the management and affairs of the target.”  Existing shareholders currently hold Gilat shares knowing that the Funds own a significant 23% equity stake, and knowing that two of the eight members of Gilat’s board of directors are representatives of the Funds.  The consummation of the tender offer would not materially change the Funds’ ability to elect additional board members after the transaction since they already own a significant equity stake prior to the transaction, and they are not acquiring a majority equity stake.  Contrary to the situation where a new bidder acquires a significant equity stake, in this case, the Funds’ financial statements would not provide any meaningful insight that would inform the decision about whether or not to tender in the offer or remain a continuing shareholder.

November 17, 2014

Furthermore, the Funds’ financial statements would not be material to a shareholder’s decision with respect to the tender offer because the financial information of investment funds is fundamentally different from the financial statements of an operating entity.  Investment funds operate and invest based on capital commitments of the partners in the limited partnerships comprising the fund. These capital commitments, however, are not reflected in an investment fund’s financial statements until actually called for by the fund prior to making an investment. As a result, the financial statements of an investment fund reflect only the investments already consummated but do not accurately reflect the fund’s financial position or resources. In addition, the financial statements of an investment fund reflect the fund manager’s ability to manage an investment portfolio, rather than the ability to manage an operating company.  In contrast, financial statements of an operating company reflect the results of operational decision making.  Thus, financial statements showing an investment fund’s past investment performance would not provide meaningful information regarding its ability to influence the management and affairs of an operating company.  Consequently, the financial statements of an investment fund do not provide information that would be material to the decision of an offerree whether or not to tender in the offer or remain a continuing shareholder.

In addition, we have been informed by Israeli counsel to the Bidder Group, that the financial information referenced in Item 1010(a) and (b) of Regulation M-A is not required under Israeli law in connection with a tender offer in Israel.  The only reason that this tender offer is being conducted in the first place is because, according to Israeli law, the Funds are not permitted to acquire additional Gilat shares exceeding 25% without conducting a tender offer.  The tender offer is being conducted concurrently in both Israel (the primary trading market), and the U.S.  If Gilat were a domestic reporting issuer, the Funds would have been able to conduct a block trade with the York entities without conducting any tender offer.  In that case, an amendment to the Funds’ Schedule 13D disclosing the increase in beneficial ownership would not have required disclosure of the Funds’ financial statements.  It would be unduly onerous for the Staff to impose a more burdensome disclosure standard than is required under Israeli law, when the tender offer is being conducted solely to satisfy the Israeli law in the first place, and would not otherwise be required by U.S. securities laws for the increase in beneficial ownership being sought by the Funds.

Consequently, the Funds submit that financial information about the Bidder Group is not material to shareholders.

3.           We note that the Bidder Group currently owns 23% of the issued and outstanding Gilat ordinary shares. In addition, two directors of Gilat are designees of FIMI and one such director, Mr. Ishay Davidi, is the control person of the Bidder Group. Given the existing affiliation between the Bidder Group and Gilat, please confirm in your response letter (if true) that this offer is not the first step in a series of transactions that may have one of the effects enumerated in Rule 13e-3(a)(3)(ii).

The Funds confirm that the current tender offer for 5,166,348 ordinary shares of Gilat is not the first step in a series of transactions that may have one of the effects enumerated in Rule 13e-3(a)(3)(ii) promulgated under the Securities Exchange Act of 1934, as amended.

November 17, 2014

Summary Term Sheet, page 1

4.           Briefly describe the accounting treatment of the offer, or explain in your response letter why the accounting treatment is not material in the context of this offer. See Item 1004(a)(1)(xi) of Regulation M-A.

The tender offer will not have any accounting impact on Gilat’s financial statements.  Accordingly, the Funds respectfully submit that the accounting treatment of the offer is not material.

Conditions of the Offer, page 29

5.           Refer to the disclosure on page 31 to the effect that any of the listed conditions may be asserted by you regardless of the circumstances giving rise to any such conditions. Offer conditions must be outside of your control in order to avoid an illusory offer. Please revise to avoid the impression that a condition may be triggered exclusively by your own action or inaction.

The disclosure on page 31 referred to in the Staff’s comment no. 5 will be revised to clarify that the listed conditions to the offer may be asserted by the Funds only to the extent that they are not caused exclusively by any action or inaction of any member of the Bidder Group.

6.           Refer to the disclosure on page 31 to the effect that your failure to exercise any of foregoing rights by asserting a listed offer condition will not be deemed a waiver of such right, which you describe as “ongoing.” Note that if an event occurs that “triggers” a listed offer condition, you must inform shareholders promptly whether you will waive that condition and proceed with the offer, or terminate it and return tendered securities. You may not wait until the end of the offer period to make this determination unless the language of the condition is such that its satisfaction is not determined until expiration. Please revise your disclosure accordingly.

In response to the Staff’s comment no. 6, the following sentence on page 31 of the Offer to Purchase will be replaced by the sentence below:  “Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Initial Completion Date.”

Replacement sentence:  “If any of the foregoing conditions occurs, we will promptly terminate the offer or waive such condition.”

November 17, 2014

If you would like to discuss this response in further detail, please do not hesitate to contact me at (415) 773-5970.

Very truly yours,

/s/ Andrew D. Thorpe

Andrew D. Thorpe

FIMI Opportunity Funds
Electra Tower, 98 Yigal Alon Street
Tel Aviv 6789141, Israel

November 17, 2014

Christina Chalk, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

RE:	Gilat Satellite Networks Ltd.
Schedule TO-T filed October 24, 2014
File No. 5-49455

Dear Ms. Chalk:

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 10, 2014 relating to the above-captioned filing, each of the undersigned hereby provides the following acknowledgements:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FIMI OPPORTUNITY IV, L.P. By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI ISRAEL OPPORTUNITY IV, LIMITED PARTNERSHIP By: FIMI IV 2007 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI OPPORTUNITY V, L.P. By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer

FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP By: FIMI FIVE 2012 LTD., its general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI IV 2007 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
FIMI FIVE 2012 LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
SHIRA AND ISHAY DAVIDI MANAGEMENT LTD. By: /s/ Ishay Davidi Name: Ishay Davidi Title: Chief Executive Officer
/s/ Ishay Davidi Ishay Davidi